IF Securities, LLC
Statement of Financial Condition

December 31, 2024

Assets	
Cash and cash equivalents	$ 25,281
Prepaid expenses	8,560
Right-of-use lease asset	18,623
Total assets	52,464
Liabilities and Members' Equity	
Liabilities:	
Accounts payable	4,412
Operating lease liability	18,623
Total liabilities	23,035
Commitments and contingencies and related party transactions (Notes 5 and 7)	
Members' Equity	29,429
Total liabilities and members' equity	$ 52,464